PROSPECTUS SUPPLEMENT                                               EXHIBIT 99.1
(To Prospectus dated March 23, 2005)                REGISTRATION NO.  333-63924





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                         300,000,000 Depositary Receipts
                          CP HOLDRSSM Deposit Facility



         This prospectus supplement supplements information contained in the prospectus dated March 23, 2005, relating to the sale of up to 300,000,000 depositary receipts by the CP HOLDRSSM Deposit Facility.

         The name, ticker symbol, share amounts and primary trading market of each company represented by a round-lot of 100 CP HOLDRS is as follows:


                                                         Share       Primary
           Name of Company                     Ticker   Amounts  Trading Market
           ---------------------------------   ------   -------   -------------
           EnCana Corporation                   ECA      136.8        NYSE
           Fording Canadian Coal Trust          FDG      49.8         NYSE
           CP Ships Limited                     TEU       25          NYSE
           Canadian Pacific Railway Company      CP       50          NYSE
           Fairmont Hotels and Resorts Inc.     FHR       25          NYSE



         The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

            The date of this prospectus supplement is March 31, 2006.